Exhibit 21.1

SUBSIDIARIES OF THE REGISTRANT

NAME OF SUBSIDIARY*	STATE OR OTHER JURISDICTION OF INCORPORATION OR ORGANIZATION
AL Campus Kids, LLC	Indiana
AL BV Investment, Inc.	Delaware

*	The subsidiaries of the Registrant do not do business under any name other than as listed above.